SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)
(Amendment No. 31)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Thomas M. Clay

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38115J100		Page 2 of 22 Pages

1	Names of Reporting Person Thomas M. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,415,412 shares of Common Stock(1)

	8	Shared Voting Power 21,339,005 shares of Common Stock(2)

	9	Sole Dispositive Power 115,415,412 shares of Common Stock(1)

	10	Shared Dispositive Power 21,339,005 shares of Common Stock(2)

11	Aggregate Amount Beneficially Owned by Reporting Person 136,754,417 shares of Common Stock(1), (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 43.6%(3)

14	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes (i) 6,658,116 shares of common stock (“Common Stock”) of Golden Queen Mining Co. Ltd. (the “Company” or “Golden Queen”) held directly by Mr. Thomas M. Clay, (ii) 257,500 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) 108,499,796 shares of Common Stock held by the Estate of Landon Thomas Clay (the “Estate”), for which Mr. Thomas M. Clay is the executor. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate.

(2)

Includes (i) 807,250 shares of Common Stock held by Arctic Coast Petroleums, Ltd. (“Arctic Coast”), for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), for which East Hill Management Company, LLC (“East Hill”) is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “LTC Trust”), for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF Trust” and, together with the LTC Trust, the “Trusts”), for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Coast, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(3)

Based on 313,858,944 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, (ii) 257,500 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP No. 38115J100		Page 3 of 22 Pages

1	Names of Reporting Person Estate of Landon Thomas Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 108,499,796 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 108,499,796 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 108,499,796 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 36.2%(4)

14	Type of Reporting Person (See Instructions) OO

(4)                                 Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 4 of 22 Pages

1

Names of Reporting Person
Brian James, solely in his capacity as trustee of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, and the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 21,339,005 shares of Common Stock (5)

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 21,339,005 shares of Common Stock (5)

11	Aggregate Amount Beneficially Owned by Reporting Person 21,339,005 shares of Common Stock (5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 6.8%(6)

14	Type of Reporting Person (See Instructions) HC

(5)                                 Includes (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is sole trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which are deemed to be beneficially owned by the CF Trust.  Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by the Monadnock Trust, Arctic Coast and the Trusts.

(6)                                 Based on 313,601,144 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP No. 38115J100		Page 5 of 22 Pages

1	Names of Reporting Person Lavinia D. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,665,451 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 12,665,451 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 12,665,451 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 4.2%(7)

14	Type of Reporting Person (See Instructions) IN

(7)                                 Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 6 of 22 Pages

1	Names of Reporting Person Cassius M. C. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,465,398 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,465,398 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 1,465,398 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(8)

14	Type of Reporting Person (See Instructions) IN

(8)                                 Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 7 of 22 Pages

1	Names of Reporting Person Landon H. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,665,471 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 5,665,471 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 5,665,471 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 1.9%(9)

14	Type of Reporting Person (See Instructions) IN

(9)                                 Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 8 of 22 Pages

1	Names of Reporting Person Richard T. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,065,328 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 4,065,328 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 4,065,328 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 1.4%(10)

14	Type of Reporting Person (See Instructions) IN

(10)                          Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 9 of 22 Pages

1	Names of Reporting Person Monadnock Charitable Annuity Lead Trust dated May 31, 1996

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,031,755 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 7,031,755 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 7,031,755 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 2.3%(11)

14	Type of Reporting Person (See Instructions) OO

(11)                          Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 10 of 22 Pages

1	Names of Reporting Person Arctic Coast Petroleums Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 807,250 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 807,250 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 807,250 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(12)

14	Type of Reporting Person (See Instructions) CO

(12)                          Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 11 of 22 Pages

1	Names of Reporting Person EHT, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 31,355,821 shares of Common Stock(13)

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 31,355,821 shares of Common Stock(13)

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 31,355,821 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 10.3%(14)

14	Type of Reporting Person (See Instructions) OO

(13)                          Includes (i) 26,855,821 shares of Common Stock of the Company and (ii) 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

(14)                          Based on 304,601,444 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) an aggregate of 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

SCHEDULE 13D

CUSIP No. 38115J100		Page 12 of 22 Pages

1	Names of Reporting Person Jonathan Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 34,389,234 shares of Common Stock(15)

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 34,389,234 shares of Common Stock(15)

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 34,389,234 shares of Common Stock(15)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 11.3%(16)

14	Type of Reporting Person (See Instructions) IN

(15)                          Includes (i) 2,983,413 shares of Common Stock of the Company held directly by Mr. Jonathan Clay, (ii) 50,000 shares of Common Stock held by 933 Milledge LLC, for which Mr. Jonathan Clay is the sole manager, (iii) 26,855,821 shares of Common Stock held by EHT, LLC, for which Mr. Jonathan Clay is the sole manager, and (iv) 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

(16)                          Based on 304,601,444 shares of Common Stock of the Company outstanding, calculated as follows: (1) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) an aggregate of 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT.

SCHEDULE 13D

CUSIP No. 38115J100		Page 13 of 22 Pages

1	Names of Reporting Person 933 Milledge, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 50,000 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 50,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(17)

14	Type of Reporting Person (See Instructions) OO

(17)                          Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 14 of 22 Pages

1	Names of Reporting Person James Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 118,400 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 118,400 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 118,460 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(18)

14	Type of Reporting Person (See Instructions) IN

(18)                          Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 15 of 22 Pages

1	Names of Reporting Person Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,740,600 shares of Common Stock(19)

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 10,740,600 shares of Common Stock(19)

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 10,740,600 shares of Common Stock(19)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 3.4%(20)

14	Type of Reporting Person (See Instructions) OO

(19)                          Consists of 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

(20)                          Based on 310,842,044 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

SCHEDULE 13D

CUSIP No. 38115J100		Page 16 of 22 Pages

1	Names of Reporting Person Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,759,400 shares of Common Stock(21)

	8	Shared Voting Power 807,250 shares of Common Stock

	9	Sole Dispositive Power 2,759,400 shares of Common Stock(21)

	10	Shared Dispositive Power 807,250 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 3,566,650 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 1.2%(22)

14	Type of Reporting Person (See Instructions) OO

(21)                          Consists of 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

(22)                          Based on 303,668,094 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, (ii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, and (iii) 807,250 shares of Common Stock held by Arctic Coast, which are deemed to be beneficially owned by the CF Trust.

SCHEDULE 13D

CUSIP No. 38115J100	Page 17 of 22 Pages

This Amendment No. 31 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Mr. Landon T. Clay, as subsequently amended by a Schedule 13D/A filed on February 2, 2010 by Mr. Landon T. Clay and Mr. Thomas M. Clay, as amended by those certain Schedules 13D/A filed on April 16, 2010, June 16, 2010, February 10, 2011, April 12, 2011, October 14, 2011, and February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Mr. Landon T. Clay, Mr. Thomas M. Clay and the LTC Trust, as amended by those certain Schedules 13D/A filed on July 16, 2012, October 26, 2012, February 21, 2013, March 27, 2013, May 2, 2013, July 30, 2013, July 31, 2013, December 10, 2013, March 26, 2014, June 18, 2014, July 25, 2014, January 15, 2015, and August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), as amended by a Schedule 13D/A filed on August 4, 2016, as amended by a Schedule 13D/A filed on December 2, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James, the 2016-2 GRAT and Mr. Richard T. Clay, as amended by a Schedule 13D/A filed on February 3, 2017, as amended by a Schedule 13D/A filed on January 5, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust, Mr. Brian James, and the 2016-2 GRAT, as amended by Schedule 13D/A filed on February 8, 2018, as amended by Schedule 13D/A filed on March 8, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust and Mr. Brian James, and as amended by Schedule 13D/A filed on July 26, 2018 (as so amended, the “Schedule 13D”) by Mr. Thomas M. Clay, the Estate and Mr. Brian James (the “Current Filing Persons”). The Current Filing Persons have joined together with additional shareholders of the Company and, as of January 3, 2019, have enlarged the group that they have formed for the purpose of acquiring, holding, and voting shares of Common Stock of the Company with the intent of influencing or changing control of the Company and are filing this Amendment in order to report beneficial ownership of shares of Common Stock of the Company held with a purpose or effect of influencing or changing control of the Company and the addition of new members to their group.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of Golden Queen. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. Identity and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)                                 This statement is being filed by the following individuals: Mr. Thomas M. Clay, Mr. Brian James, solely in his capacity as trustee of the Monadnock Trust and the Trusts, Mrs. Lavinia D. Clay, Mr. Cassius M. C. Clay, Mr. Landon H. Clay, Mr. Richard T. Clay, Mr. Jonathan Clay, and Mr. James Clay (collectively, the “Reporting Individuals”). Mrs. Lavinia D. Clay is the mother of Mr. Thomas M. Clay, Mr. Cassius M. C. Clay, Mr. Landon H. Clay, and Mr. Richard T. Clay, and she is the aunt of Mr. Jonathan Clay. Mr. Jonathan Clay is the father of Mr. James Clay. This statement is being filed by the following entities: the Estate, the Monadnock Trust, Arctic Coast, EHT, LLC, 933 Milledge, LLC and the Trusts (collectively, the “Reporting Entities” and, together with the Reporting Individuals, the “Reporting Persons”). The Reporting Persons have entered into an amended Joint Filing Agreement, dated as of January 7, 2019, a copy of which is attached as Exhibit 1 to this Amendment. The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(b)

(i)                                     The business address for Mr. Thomas M. Clay, Mr. Brian James, Mrs. Lavinia D. Clay, Mr. Cassius M. C. Clay, Mr. Landon H. Clay, and Mr. Richard T. Clay is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(ii)                                  The business address for Mr. Jonathan Clay is 11 Via Vizcaya, Palm Beach, FL 33480.

(iii)                               The business address for Mr. James Clay is 29 Ridgecroft Road, Bronxville, NY 10708.

SCHEDULE 13D

CUSIP No. 38115J100	Page 18 of 22 Pages

(v)                              The business address for the Monadnock Trust and the Trusts is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America. The Monadnock Trust and the Trusts are creations under instruments of trust and their principal business is holding investments in public and private securities.

(vii)                           The business address for Arctic Coast is #610, 400 5th Avenue S.W., Calgary, Alberta, Canada. Arctic Coast is a corporation organized under the laws of Alberta, Canada, and its principal business is holding oil and gas mineral interests.

(viii)                        The business address for EHT, LLC is 11 Via Vizcaya, Palm Beach, FL 33480. EHT, LLC is a limited liability company organized under the laws of Delaware, and its principal business is holding investments in public and private securities.

(ix)                              The business address for 933 Milledge, LLC is 11 Via Vizcaya, Palm Beach, FL 33480. 933 Milledge, LLC is a limited liability company organized under the laws of Delaware, and its principal business is holding investments in public and private securities.

(c)

(i)                                     Mr. Thomas M. Clay is the sole manager of East Hill. Mr. Thomas M. Clay is also the Chairman and Chief Executive Officer of Golden Queen.  The address of East Hill is 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(ii)                                  Mr. Brian James is a trustee of the Monadnock Trust and the Trusts.

(iii)                               Each of Mrs. Lavinia D. Clay, Mr. Cassius M. C. Clay, Mr. Landon H. Clay, Mr. Richard T. Clay, and Mr. James Clay is a private investor.

(vii)                           Mr. Jonathan Clay is the Managing Director of The Family Golf Challenge. The principal business address of The Family Golf Challenge is 275 Madison Avenue, New York, NY 10017.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each Reporting Individual is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the shares of Common Stock reported in this statement by purchase through their personal assets, by distributions, including distributions from mutual funds, and by various gifts from family members and family trusts of shares of Common Stock originally acquired through private placements, through the exercise of warrants, through the conversion of notes and as part of partnership distributions from a limited partnership of which certain family members were limited partners, except that (i) on October 28, 2013, Mr. Thomas M. Clay exercised his options to purchase 300,000 shares of Common Stock, which options had been granted previously by the Company, (ii) warrants to purchase an aggregate of 18,000,000 shares of Common Stock held by the Trusts and EHT, LLC were acquired pursuant to certain loan agreements among the Company, the Trusts and

SCHEDULE 13D

CUSIP No. 38115J100	Page 19 of 22 Pages

EHT, LLC, (iii) on September 8, 2015, Thomas M. Clay was granted options to purchase an aggregate of 107,250 shares of Common Stock at an exercise price of $0.58 CAD per share, (iv) on November 30, 2016, Mr. Thomas M. Clay was granted options to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $0.66 USD per share, and 66,667 of these options have vested as of the date hereof, (v) on July 29, 2017, the Estate acquired its shares of Common Stock upon the death of Mr. Landon T. Clay, who originally acquired his shares of Common Stock by purchases through his personal assets, by gifts, through private placements, through the exercise of warrants, through the conversion of notes and as part of a partnership distribution from a limited partnership of which Mr. Landon T. Clay was a limited partner, and (vi) on October 20, 2017, Mr. Thomas M. Clay was granted options to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $0.29 USD per share, and 83,333 of these options have vested as of the date hereof.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

All of the shares of Common Stock beneficially owned by the Reporting Persons and reported in this statement were acquired for investment purposes. As the Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, Mr. Thomas M. Clay may have influence over the corporate activities of the Company, including activities that would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of this statement. As of the date hereof, the shares of Common Stock beneficially held by the Reporting Persons are being held with a purpose or effect of influencing or changing control of the Company.

The Reporting Persons have determined, as of January 3, 2019, that they, and/or an entity that they may form (which any such entity may include ownership by other affiliates or insiders of the Company, persons related to or affiliated with the Reporting Persons, and/or persons unrelated and unaffiliated with the Reporting Persons), intend to engage in discussions with the Company’s management, board of directors, other stockholders, and other relevant parties for the purposes of considering an acquisition transaction with respect to the Company and initiated by the Reporting Persons. On January 4, 2019, the Reporting Persons submitted a preliminary, non-binding letter (the “Proposal Letter”) to the Company’s board of directors. In the Proposal Letter, the Reporting Persons proposed to acquire all of the outstanding equity interests of Golden Queen Mining Company, LLC held indirectly by the Company in exchange for (i) the surrender of the notes and all indebtedness held by the Reporting Persons under that certain Second Amended and Restated Term Loan Agreement dated as of November 21, 2016, as amended, (ii) the surrender of all shares of Common Stock and warrants and options to acquire shares of Common Stock beneficially held by the Reporting Persons, (iii) a cash payment, and (iv) other good and valuable consideration. The description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference. The Reporting Persons intend to engage in discussions with the Company’s board of directors and management with respect to the Proposal Letter. Following the submission of the Proposal Letter, the Reporting Persons issued a press release announcing the proposal. A copy of the press release is attached hereto as Exhibit 5 and incorporated herein by reference.

There are no assurances that the Reporting Persons will take additional steps towards the consummation of any acquisition transaction, and the Reporting Persons are not under any obligation to consummate any such transaction.  If the Reporting Persons decide not to pursue further an acquisition transaction, or if such transaction is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of Common Stock or other securities of the Company, approve an extraordinary corporate transaction with regard to the Company, or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The foregoing is subject to change at any time, without notice. Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

SCHEDULE 13D

CUSIP No. 38115J100	Page 20 of 22 Pages

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)                                 The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of January 3, 2018:

Reporting Person	Number of Shares of Common Stock Beneficially Owned		Percentage of Shares of Common Stock Outstanding
Thomas M. Clay	6,915,616	(23)	2.2%
Estate of Landon T. Clay	108,499,796		34.1%
Brian James	0	(24)	*
Lavinia D. Clay	12,665,451		4.0%
Cassius M. C. Clay	1,465,398		*
Landon H. Clay	5,665,471		1.8%
Richard T. Clay	4,065,328		1.3%
Monadnock Charitable Annuity Lead Trust dated May 31, 1996	7,031,755		2.2%
Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009	10,740,600	(25)	3.4%
Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009	2,759,400	(26)	*
Arctic Coast Petroleums Ltd.	807,250		*
EHT, LLC	31,355,821	(27)	9.8%
Jonathan Clay	2,983,413	(28)	*
933 Milledge, LLC	50,000		*
James Clay	118,400		*
Total for Reporting Persons:	195,123,699		61.3%

*                               Less than 1.0%

(23)                Includes (i) 6,658,116 shares of Common Stock held directly by Mr. Thomas M. Clay and (ii) 257,500 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay. Excludes (a) 108,499,796 shares of Common Stock held by the Estate, (b) 807,250 shares of Common Stock held by Arctic Coast, (c) 7,031,755 shares of Common Stock held by the Monadnock Trust, (d) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, and (e) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust.

(24)                Excludes (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, and (iv) 807,250 shares of Common Stock held by Arctic Coast.

(25)                Consists of 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

(26)                Consists of 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust. Excludes 807,250 shares of Common Stock held by Arctic Coast.

(27)                Includes (i) 26,855,821 shares of Common Stock and (ii) 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

(28)     Consists of 2,983,413 shares of Common Stock held directly by Mr. Jonathan Clay. Excludes (i) 50,000 shares of Common Stock held by 933 Milledge LLC, (ii) 26,855,821 shares of Common Stock held by EHT, LLC, and (iii) 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

SCHEDULE 13D

CUSIP No. 38115J100	Page 21 of 22 Pages

According to the Company’s most recent Form 10-Q filing with the Securities and Exchange Commission, the Company had 300,101,444 shares of Common Stock outstanding as of November 8, 2018. The Reporting Persons, as of January 3, 2019, collectively beneficially own 195,123,699 shares of the Common Stock (including options to purchase 257,500 shares of Common Stock and warrants to purchase 18,000,000 shares of Common Stock), constituting, in the aggregate, approximately 61.3% of the Company’s Common Stock (including the aforementioned options and warrants).

(b)                                 Number of shares of Common Stock as to which such person has:

(i)                                     sole power to vote or direct the vote: See Item 7 on the cover pages hereto.

(ii)                                  shared power to vote or direct the vote: See Item 8 on the cover pages hereto.

(iii)                               sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)                              shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)                                  None of the Reporting Persons effected any transactions involving any shares of Common Stock of the Company during the past 60 days.

(d)                                 Inapplicable.

(e)                                  Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Effective as of December 31, 2014, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the parties named therein. Pursuant to the Registration Rights Agreement, certain parties thereto can require the Company, subject to the terms and conditions of the Registration Rights Agreement, to register under the Securities Act securities of the Company beneficially owned by such certain parties as of December 31, 2014 or acquired thereafter and prior to July 1, 2015. The Registration Rights Agreement was amended and restated on June 8, 2015 (the “Amended and Restated Registration Rights Agreement”) to reflect the transactions contemplated by the Amended and Restated Term Loan Agreement, under which the Company is borrower, including by the addition of certain lenders party to the Amended and Restated Term Loan Agreement as parties holding registration rights under the Amended and Restated Registration Rights Agreement.

Effective as of January 7, 2019, the Reporting Persons entered into a Sharing and Consent Agreement (the “Sharing Agreement”). The Sharing Agreement provides for the pro rata payment by the Reporting Persons of expenses that may arise from their participation in the group, including legal fees, Securities and Exchange Commission filing expenses, expenses that may arise in communicating with the Company or its shareholders, investment banking fees, fees and expenses of proxy solicitors, litigation expenses and indemnification expenses.  The Sharing Agreement also contains a power of attorney provision that allows Thomas M. Clay to take certain actions on behalf of the Reporting Persons and prohibits the Reporting Persons from taking certain actions, or requires consultation among the Reporting Persons, with

SCHEDULE 13D

CUSIP No. 38115J100	Page 22 of 22 Pages

respect to certain matters relating to the ownership and voting of the Company’s securities.  The Sharing Agreement is attached as Exhibit 6 hereto.

The descriptions of the Registration Rights Agreement, the Amended and Restated Registration Rights Agreement and the Sharing Agreement in this Schedule 13D do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated as of January 7, 2019, among the Estate of Landon Thomas Clay, Thomas M. Clay, Brian James, solely in his capacity as trustee of the Monadnock Trust and the Trusts, Lavinia D. Clay, Cassius M. C. Clay, Landon H. Clay, Richard T. Clay, Jonathan Clay, James Clay, the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, Arctic Coast Petroleums Ltd., EHT, LLC and 933 Milledge, LLC.

Exhibit 2	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 4	Letter to the Board of Directors of the Company, dated January 4, 2019.

Exhibit 5	Press Release, dated January 7, 2019.

Exhibit 6

Sharing and Consent Agreement, dated as of January 7, 2019, among the Estate of Landon Thomas Clay, Thomas M. Clay, Brian James, solely in his capacity as trustee of the Monadnock Trust and the Trusts, Lavinia D. Clay, Cassius M. C. Clay, Landon H. Clay, Richard T. Clay, Jonathan Clay, James Clay, the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, Arctic Coast Petroleums Ltd., EHT, LLC and 933 Milledge, LLC.

Exhibit 7	Power of Attorney of Lavinia D. Clay.

Exhibit 8	Power of Attorney of Cassius M. C. Clay.

Exhibit 9	Power of Attorney of Landon H. Clay.

Exhibit 10	Power of Attorney of Richard T. Clay.

Exhibit 11	Power of Attorney of Jonathan Clay.

Exhibit 12	Power of Attorney of James Clay.

Exhibit 13	Power of Attorney of Estate of Landon Thomas Clay.

Exhibit 14	Power of Attorney of Monadnock Charitable Annuity Lead Trust dated May 31, 1996.

Exhibit 15	Power of Attorney of Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009.

Exhibit 16	Power of Attorney of Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009.

Exhibit 17	Power of Attorney of Arctic Coast Petroleums Ltd.

Exhibit 18	Power of Attorney of EHT, LLC.

Exhibit 19	Power of Attorney of 933 Milledge, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2019	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

January 7, 2019	THOMAS M. CLAY

	By	/s/ Thomas M. Clay
Thomas M. Clay, individually

January 7, 2019	LAVINIA D. CLAY

	By	/s/ Lavinia D. Clay
Lavinia D. Clay, individually

January 7, 2019	CASSIUS M. C. CLAY

	By	/s/ Cassius M. C. Clay
Cassius M. C. Clay, individually

January 7, 2019	LANDON H. CLAY

	By	/s/ Landon H. Clay
Landon H. Clay, individually

January 7, 2019	RICHARD T. CLAY

	By	/s/ Richard T. Clay
Richard T. Clay, individually

January 7, 2019	JONATHAN CLAY

	By	/s/ Jonathan Clay
Jonathan Clay, individually

January 7, 2019	JAMES CLAY

	By	/s/ James Clay
James Clay, individually

January 7, 2019	MONADNOCK CHARITABLE ANNUITY LEAD TRUST DATED MAY 31, 1996

	By	/s/ Brian James
Brian James, Trustee

January 7, 2019	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By	/s/ Brian James
Brian James, Trustee

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

January 7, 2019	CLAY FAMILY 2009 IRREVOCABLE TRUST U/A DATED APRIL 14, 2009

	By	/s/ Brian James
Brian James, Trustee

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

January 7, 2019	ARCTIC COAST PETROLEUMS LTD.

	By	/s/ Jonathan Clay
Jonathan Clay, President

January 7, 2019	EHT, LLC

	By	/s/ Jonathan Clay
Jonathan Clay, Manager

January 7, 2019	933 MILLEDGE, LLC

	By	/s/ Jonathan Clay
Jonathan Clay, Manager

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock of Golden Queen Mining Company, Ltd. is being filed with the Securities and Exchange Commission on behalf of each of them.

January 7, 2019	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

January 7, 2019	THOMAS M. CLAY

	By	/s/ Thomas M. Clay
Thomas M. Clay, individually

January 7, 2019	LAVINIA D. CLAY

	By	/s/ Lavinia D. Clay
Lavinia D. Clay, individually

January 7, 2019	CASSIUS M. C. CLAY

	By	/s/ Cassius M. C. Clay
Cassius M. C. Clay, individually

January 7, 2019	LANDON H. CLAY

	By	/s/ Landon H. Clay
Landon H. Clay, individually

January 7, 2019	RICHARD T. CLAY

	By	/s/ Richard T. Clay
Richard T. Clay, individually

January 7, 2019	JONATHAN CLAY

	By	/s/ Jonathan Clay
Jonathan Clay, individually

January 7, 2019	JAMES CLAY

	By	/s/ James Clay
James Clay, individually

January 7, 2019	MONADNOCK CHARITABLE ANNUITY LEAD TRUST DATED MAY 31, 1996

	By	/s/ Brian James
Brian James, Trustee

January 7, 2019	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By	/s/ Brian James
Brian James, Trustee

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

January 7, 2019	CLAY FAMILY 2009 IRREVOCABLE TRUST U/A DATED APRIL 14, 2009

	By	/s/ Brian James
Brian James, Trustee

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

January 7, 2019	ARCTIC COAST PETROLEUMS LTD.

	By	/s/ Jonathan Clay
Jonathan Clay, President

January 7, 2019	EHT, LLC

	By	/s/ Jonathan Clay
Jonathan Clay, Manager

January 7, 2019	933 MILLEDGE, LLC

	By	/s/ Jonathan Clay
Jonathan Clay, Manager

Exhibit 4

January 4, 2019

Golden Queen Mining Co. Ltd.

2300 – 1066 West Hastings Street

Vancouver, British Columbia

V6E 3X2 Canada

Attention:  Board of Directors

Dear Sirs:

We are writing to confirm that the parties listed on Schedule I attached hereto (collectively, the “Purchasers”) propose to acquire all of the outstanding units (the “Interests”) of Golden Queen Mining Company, LLC (the “Company”), an indirect subsidiary of Golden Queen Mining Co. Ltd. (“GQM”), owned directly or indirectly by GQM in a transaction (the “Proposed Transaction”) described in the term sheet attached hereto as Exhibit A (the “Term Sheet”).

A binding agreement between the Purchasers and GQM with regard to the Proposed Transaction will only occur when the parties have negotiated, approved, executed and delivered a mutually acceptable legally binding agreement (the “Definitive Agreement”). The target date for signing the Definitive Agreement is February 15, 2019. The parties agree to work in good faith towards effecting the signing by this date.

We understand that a special committee of independent directors (the “Special Committee”) of the Board of Directors of GQM will need to be formed with the mandate to consider the Proposed Transaction and any other transaction it deems appropriate in the circumstances.

We understand that GQM is required to call a special meeting (the “Special Meeting”) of its shareholders to consider the Proposed Transaction. Pursuant to the Definitive Agreement, the Purchasers will agree to cooperate with GQM and to take all reasonable action in order to allow for the Special Meeting to be called and held as soon as practicable.

We are prepared to work diligently with GQM to effect the Proposed Transaction. If you are in agreement with the foregoing, we ask you to sign a duplicate copy of the attached term sheet and return it to us prior to 5:00 p.m. (PST) on January 8, 2019. We look forward to working with you towards the successful completion of the Proposed Transaction.

Yours very truly,

On behalf of the Purchasers

By:	/s/ Thomas M. Clay
Name: Thomas M. Clay
Title: Authorized Representative

Schedule I

Purchasers

Estate of Landon Thomas Clay

Thomas M. Clay

Lavinia D. Clay

Cassius M.C. Clay

Landon H. Clay

Richard T. Clay

Jonathan Clay

James Clay

Clay Family 2009 Irrevocable Trust

LTC 2009 Irrevocable Trust

EHT, LLC

Monadnock Charitable Lead Annuity Trust dated May 31, 1996

Arctic Coast Petroleums, Ltd.

933 Milledge, LLC

Exhibit A

Term Sheet

(attached)

TERM SHEET FOR PURCHASE OF UNITS OF
GOLDEN QUEEN MINING COMPANY, LLC

January 4, 2019

This Term Sheet has been prepared and is being submitted for discussion purposes only and is not intended to be legally binding or to impose any obligation on the parties (except as provided under “Expenses,” “Confidentiality,” “Exclusivity” and “Governing Law” below) to negotiate definitive documentation or complete the transaction contemplated hereby (the “Transaction”).  All dollar amounts, where not otherwise specified, are in US dollars.

Seller	Golden Queen Mining Company, Ltd. (“GQM Ltd.” or the “Seller”)

Seller Subsidiaries	Golden Queen Mining Canada Ltd. (“GQM Canada Holdco”) Golden Queen Mining Holdings, Inc. (“GQM US Holdco”)

Company	Golden Queen Mining Company, LLC (“GQM LLC” or the “Company”)

Purchasers

Lenders holding the outstanding 2016 Term Loan, as described on Schedule I (the “Purchasers by Loan”)

Certain holders of common shares of GQM Ltd., as described on Schedule II (the “Purchasers by Shares”)

Cash purchasers, as described on Schedule III (the “Purchasers by Cash” and, together with the Purchasers by Loan and the Purchasers by Shares, the “Purchasers”)

Acquired Assets	132,500 units of the Company owned by a Seller Subsidiary, representing 50% of the Company’s equity capitalization

No Cash No Debt No Liabilities

Purchasers shall acquire only the Acquired Assets and not any other assets of Seller or any Seller Subsidiary.

Purchasers shall not assume or be liable for any debt or other liabilities of Seller or any Seller Subsidiary.

Purchase Price	$44.1MM, subject to adjustment, as follows:

1.              Purchasers by Loan shall tender and exchange all principal and interest due under the 2016 Term Loan, expected to be approximately $26.5MM on the Closing Date, and all warrants to acquire Seller’s Common Shares; the principal and interest due under the 2016 Term Loan is subject to increase in the event that the 2016 Term Loan is extended (see below).

2. Purchasers by Shares shall tender and exchange 177,701,199 of the Seller’s Common Shares, having a value of approximately $14.6MM based on a 20-day

OTCQX VWAP of $0.0821 per share as of December 19, 2018.

3.              Purchasers by Shares shall tender and exchange all outstanding options to acquire Seller’s Common Shares.

4.              Purchasers by Cash shall deliver to the Seller $3MM cash.

For valuation purposes, the total consideration afforded by the Transaction to Seller consists of the Purchase Price and the value of the resulting TSX-listed company with no majority shareholder and cash of approximately $5MM, less transaction-related expenses.

2016 Term Loan	The loan made under that certain Second Amended and Restated Term Loan Agreement dated as of November 21, 2016, as amended.

Term Loan Extension Extensions

Seller may, by written notice to the Purchasers by Loan, extend for successive 30 day periods until the Outside Extension Date, the due date for any payments falling due under 2016 Term Loan; provided that upon each such extension, Seller shall pay an extension fee of $1MM that shall be added to principal due at maturity under the 2016 Term Loan.

Outside Extension Date

The later of (A) two business days following a meeting of Seller’s shareholders at which the Required Shareholder Vote is not obtained or (B) May 1, 2019. On the Outside Extension Date, all amounts owed under the 2016 Term Loan shall immediately become due and payable in full.

Go-Shop Period

For 30 business days following execution of this Term Sheet (the “Go-Shop Period”) Seller shall be free to solicit alternative purchase offers for all of the outstanding Common Shares of Seller or substantially all of the assets of Seller and Seller Subsidiaries. If Seller notifies Purchasers within the Go-Shop Period that it has received and accepted an Acceptable Alternative Offer, Purchasers agree to give reasonable assistance to Seller’s efforts to consummate such Acceptable Alternative Offer if requested by Seller.

Acceptable Alternative Offer

An “Acceptable Alternative Offer” means an offer from a credit worthy potential purchaser who is approved by the Board of the Seller, to purchase all the outstanding Common Shares of Seller (including those owned by the Purchasers) or substantially all of the assets of Seller and Seller Subsidiaries, which Offer (i) is approved by the Board of the Seller, and (ii) provides for the following:

1. immediate payment in cash of all amounts due under the

2016 Term Loan, including any amounts due under the Term Loan Extension Options;

2.              $1MM cash break fee to Purchasers;

3.              aggregate consideration to Seller of at least 115% of the Purchase Price (approximately $50.7MM); provided, however, the required aggregate consideration shall increase commensurate with the incurrence of any 2016 Term Loan Extension Fees;

4.              consideration consisting of cash or, if the potential purchaser is a publicly traded company, unrestricted shares having an average daily trading value (defined as the average of the daily volume multiplied by the closing price at the end of each day) of at least $3MM over the course of calendar 2018;

5.              indemnification of Purchasers by the potential purchaser for all matters related to the potential purchaser’s acquisition of all the outstanding Common Shares of Seller or substantially all of the assets of Seller and Seller Subsidiaries;

6.              commitment by potential purchaser to fund up to $50MM in future capital calls within 36 months by the Company, to the extent not provided by other owners of the Company; and

7.              payment in cash of all amounts due under Expenses.

Shareholder Meeting

Seller shall use its best efforts to hold a meeting of its shareholders and to obtain the Required Shareholder Vote within 90 days of the execution of this Term Sheet. Seller shall instruct its legal counsel and advisors to use best efforts to prepare all materials required for such Required Shareholder Vote, including proxy circulars and fairness opinions, regardless of the progress of any alternative discussions within the Go-Shop Period.

Required Shareholder Vote

Approval of the Transaction by (i) the holders (including the Purchasers) of two-thirds of the Seller’s outstanding Common Shares, and (ii) a majority of Seller’s shareholders other than the Purchasers.

Board of Directors	Immediately following the execution of the Transaction, Thomas M. Clay shall resign from all Board and managerial positions with Seller and Seller Subsidiaries.

Expenses

Seller shall reimburse Purchasers for all reasonable out-of-pocket fees, disbursements and expenses (including all reasonable attorneys’ fees and disbursements) incurred or expended in connection with the Transaction, whether or not the Transaction is consummated. This obligation shall become binding upon execution of this Term Sheet.

Conditions Precedent

1.              All required consents and waivers from Gauss LLC and regulators, including the TSX.

2.              The Required Shareholder Vote.

3.              All necessary amendments to related agreements.

4.              Other conditions customary for transactions of this type

Due Diligence	None

Closing Date	On or before May 1, 2019

Representations and Warranties	Customary for transactions of this type

Covenants	Customary for transactions of this type

Confidentiality	This Term Sheet is confidential and shall not be disclosed by the Seller or the Purchasers, except as required by law.

Exclusivity

Following the Go-Shop Period, Seller shall cease all negotiations with other parties concerning any potential acquisition of the Company, the Seller or any material portion of the assets of Seller and Seller Subsidiaries.

Governing Law	New York

We are prepared to work diligently with the Seller to effect the Transaction described herein. If you are in agreement with the foregoing, we would ask you to sign a duplicate copy of this letter and return it to us prior to 5:00 p.m. (PST) on January 8, 2019.  We look forward to working with you towards the successful completion of the Transaction.

[Remainder of page left intentionally blank. Signature page follows.]

Yours very truly,

On behalf of the Purchasers

By:	/s/ Thomas M. Clay
Name: Thomas M. Clay
Title: Authorized Representative

Accepted, confirmed and agreed this     day of January, 2019

Golden Queen Mining Company, Ltd.

By:
Name:
Title:

Schedule I

		Interest through
	Balance	12/31/18	Total

LTC 2009 Irrevocable Trust	$15,215,850	$388,849	$15,604,699

Clay Family 2009 Irrevocable	$3,909,150	$99,900	$4,009,050

EHT, LLC	$6,375,000	$162,917	$6,537,917

	$25,500,000	$651,667	$26,151,667

Schedule II

Thomas M. Clay	6,658,116
Estate of Landon T. Clay	108,499,796
Lavinia D. Clay	12,665,451
Cassius M.C. Clay	1,465,398
Landon H. Clay	5,665,471
Richard T. Clay	4,065,328
Monadnock Charitable Annuity Lead Trust dated May 31, 1996	7,031,755
Arctic Coast Petroleums Ltd.	807,250
EHT, LLC	26,855,821
Jonathan Clay	3,683,413
933 Milledge, LLC	185,000
James Clay	118,400
Total:	177,701,199

Schedule III

TBD LTC Family Entity	$2,250,000
TBD HC Family Entity	$750,000

Exhibit 5

THOMAS M. CLAY ANNOUNCES FILING OF UPDATED

EARLY WARNING REPORT FOR GOLDEN QUEEN MINING CO. LTD.

PETERBOROUGH, NEW HAMPSHIRE — (JANUARY 7, 2019) — Mr. Thomas M. Clay announced today that an updated early warning report and corresponding updated report filed with the United States Securities and Exchange Commission under Section 13d of the Securities Exchange Act of 1934 have been filed in respect of Golden Queen Mining Co. Ltd. (“Golden Queen”).

Mr. Thomas M. Clay, together with certain other members of the Clay family and associated entities (collectively, the “Clay Group”), have determined, as of January 3, 2019, that they, and/or an entity that they may form (which any such entity may include ownership by other affiliates or insiders of Golden Queen, persons related to or affiliated with the Clay Group, and/or persons unrelated and unaffiliated with the Clay Group), intend to engage in discussions with Golden Queen’s management, board of directors, other stockholders, and other relevant parties for the purposes of considering an acquisition transaction with respect to Golden Queen and initiated by the Clay Group.

On January 4, 2019, the Clay Group submitted a preliminary, non-binding letter (the “Proposal Letter”) to Golden Queen’s board of directors. In the Proposal Letter, the Clay Group proposed to acquire all of the outstanding equity interests of Golden Queen Mining Company, LLC held indirectly by Golden Queen in exchange for (i) the surrender of the notes and all indebtedness held by the Clay Group under that certain Second Amended and Restated Term Loan Agreement dated as of November 21, 2016, as amended, (ii) the surrender of all shares of common stock (“Common Stock”) and warrants and options to acquire shares of Common Stock beneficially held by the Clay Group, (iii) a cash payment, and (iv) other good and valuable consideration. The Clay Group intend to engage in discussions with Golden Queen’s board of directors and management with respect to the Proposal Letter.

According to Golden Queen’s most recent Form 10-Q filing with the Securities and Exchange Commission, Golden Queen had 300,101,444 shares of Common Stock outstanding as of November 8, 2018. The Clay Group, as of January 3, 2019, collectively beneficially own 195,123,699 shares of the Company’s outstanding Common Stock (including options to purchase 257,500 shares of Common Stock and warrants to purchase 18,000,000 shares of Common Stock), constituting, in the aggregate, approximately 61.3% of the Company’s Common Stock (including the aforementioned options and warrants).

Other Information

Golden Queen is listed on the Toronto Stock Exchange under the symbol “GQM”.

This press release is issued pursuant to National Instrument 62-104 — Take-Over Bids and Issuer Bids, which also requires a report to be filed with the applicable securities commissions.

A copy of the report may be obtained from the SEDAR website under the profile for the Issuer and may also be obtained by contacting East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458 USA at 603-371-9032.

Contact Information

For more information, please contact:

Thomas M. Clay

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458 USA

603-371-9032

Exhibit 6

SHARING AND CONSENT AGREEMENT

THIS SHARING AGREEMENT (the “Agreement”) is made to be effective as January 7, 2019, among the members of the Group (as hereinafter defined) identified on Schedule A hereto.

WHEREAS, each of the undersigned is a beneficial owner of common stock (“Shares”) of Golden Queen Mining Co. Ltd. (the “Company”) and is a member of a Section 13(d) “group” (the “Group”) that has filed a Schedule 13D and related amendments with the Securities and Exchange Commission (“SEC”) with regard to their common interest in the Company;

WHEREAS, the members of the Group wish to provide for the payment and allocation of expenses among the members of the Group and set forth certain agreements with respect to their common interest in maximizing the value of the Company’s common stock; and

WHEREAS, the members of the Group also wish to grant authority to Thomas M. Clay (“TMC”) to engage in discussions with the Company’s management, Board of Directors, other shareholders, and other relevant parties for the purposes of considering an acquisition transaction with respect to the Company initiated by the Group and described in that certain preliminary, non-binding letter (the “Proposal Letter”), dated January 4, 2019, delivered to the Company’s Board of Directors by TMC on behalf of the Group.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, each of the undersigned agree as follows:

1. Sharing of Expenses.  Each member of the Group shall pay his, her or its “Proportionate Share” (as defined below) of any expenses reasonably incurred by any party hereto or on behalf of the Group in connection with a party’s participation in the Group (collectively, “Expenses”), to the extent not reimbursed by the Company, including, without limitation: (i) expenses and disbursements, including, but not limited to legal expenses and disbursements, incurred in connection with Section 16 filings, Schedule 13D filings, proxy statement filings and any other filings with the SEC and Canadian authorities, legal and other expenses and disbursements incurred in connection with communications with the Company, its shareholders or other persons interested in the Company (such as printing, mailing, telephone, travel and related costs), and fees and expenses of proxy solicitors, accountants, consultants or other third parties (“Third Party Expenses”); (ii) Indemnifiable Expenses; and (iii) Contribution Expenses (as such capitalized terms are hereinafter defined).

2. Certain Definitions.  For purposes hereof, the following terms shall have the following meanings:

(a) “Proportionate Share” of each party hereto shall mean, with respect to any Expenses, a fraction, the numerator of which is equal to the number of Shares beneficially owned by such party on the earlier to occur of (i) the last day of the calendar month in which such Expenses were incurred or (ii) the day this Agreement is terminated as to all parties in accordance with Section 10 hereof and the denominator of which is the aggregate number of Shares of the Company beneficially owned by all Group members as of such date. Each Group member’s Proportionate Share as of the date hereof is set forth on Schedule A hereto.

(b) “Indemnifiable Expenses” shall mean any and all expenses, liabilities and losses (including attorneys’ fees and expenses, judgments, fines and amounts paid or to be paid in any settlement by a party hereto) actually incurred or suffered by a party hereto in connection with any present or future threatened, pending or contemplated investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, “Indemnifiable Litigation”), to which any party hereto is made a party or is threatened to be made a party by reason of any action or inaction taken or omitted in connection with any matter relating to the activities of the Group or his, her or its ownership of Shares. Notwithstanding anything to the contrary contained herein, a party hereto shall not have any obligation to indemnify or hold harmless the other for any Indemnifiable Expense arising out of such other party’s fraud, willful misconduct or gross negligence.

(c) “Willful misconduct” shall include, but not be limited to, (i) an intentionally untrue statement of a material fact, or (ii) an intentional omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in each case, as such material facts are required to be disclosed under applicable state or federal securities laws.

3. Accounting and Payment of Expenses.  Each Group member that believes that he, she or it has incurred Expenses entitled to reimbursement hereunder shall provide TMC with evidence of such Expenses. From time to time, TMC shall provide each party with an accounting of Expenses that have been incurred in connection with the activities of the Group, which accounting shall set forth each Group member’s Proportionate Share of such Expenses. Within ten days of the receipt of such accounting, each Group member shall remit his, her or its Proportionate Share of Expenses as directed in the accounting. TMC shall pay or reimburse Expenses out of amounts received from Group members on account of such Expenses.

4. Cooperation; Contribution.  The parties shall jointly cooperate in the defense of any Indemnifiable Litigation. In the event that a party’s right to indemnification as provided herein is for any reason not available or insufficient to hold such party harmless to the extent provided herein, the parties hereto agree to contribute to the aggregate expense, liability or loss (including legal or other expenses reasonably incurred in connection with investigating or defending the same) involved in proportion to their respective Proportionate Shares (“Contribution Expense”). Each party hereto agrees that it would not be just and equitable if contribution were determined by any other method of allocation. Notwithstanding anything to the contrary contained herein, a party shall not be entitled to contribution for any Contribution Expense from the other for any liability or expenses arising out of such party’s fraud, willful misconduct or gross negligence.

5. Power of Attorney.  Each Group member whose signature appears below hereby constitutes and appoints TMC as his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of the Company, and to file same, with all exhibits thereto, and all documents in connection therewith, with the SEC and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

6. Periodic Updates.  TMC shall provide the Group members with periodic updates regarding the status of the activities of the Group and other matters relating to the Group’s ownership of Company securities.

7. Pre-approval of Transactions in Company Securities.  Each Group member agrees that it will not acquire or dispose of any securities in the Company during the term of this Agreement without the prior written consent of TMC.

8. Voting Company Shares.  Each Group member agrees that it will vote its respective Shares in accordance with instructions from TMC.

9. Plans or Proposals.  Each Group member agrees to consult with TMC, and TMC agrees to gain consensus among the Group members, prior to adopting any plans or proposals that relate to or would result in any of the actions required to be set forth in parts (a) through (j) of Item 4 of Schedule 13D. By executing this Agreement, each Group member acknowledges that a consensus has been reached to present the Proposal Letter to the Company. TMC is authorized to act on behalf of the Group with respect to the Proposal Letter, including the retention of counsel, and will consult with the Group members with respect to the Proposal Letter. Each Group member agrees not to adopt any other plans or proposals that relate to or would result in any of the actions required to be set forth in parts (a) through (j) of Item 4 of Schedule 13D without the prior written consent of TMC.

10. Termination.  No member may withdraw from the Group or this Agreement without the prior written consent of TMC. This Agreement may be terminated upon the written consent of parties holding a majority of the aggregate number of Shares beneficially owned by the Group. Notwithstanding any such termination, the provisions of Sections 1, 2, 3 and 4 will survive termination of this Agreement as to any Expenses incurred or claims asserted with respect to periods ending on or prior to the date of its termination. Upon a termination of this Agreement, the parties, except as provided under this Section 10, shall have no further obligation to the other.

11. Additional Members.  TMC may on behalf of the Group consent to the addition of new members to the Group; provided, however, that no person or entity shall become a member without executing and delivering an instrument agreeing to be bound by this Agreement, in which case Schedule A shall be revised and TMC shall promptly furnish a copy of such instrument  and revised Schedule A to each Member.

12. No Third Party Beneficiaries; Successors and Assigns.  Except as expressly provided herein, this Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns. This Agreement, shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, representatives, successors and assigns, provided that none of the parties hereto may assign their rights under this Agreement without the prior written consent of TMC, and any attempted assignment in contravention of the foregoing shall be void.

13. Complete Agreement.  This Agreement contains the complete agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings or other documents by or among the parties with respect thereto.

14. Governing Law; Venue.  This Agreement is a contract under the laws of the State of New York and shall for all purposes be construed in accordance with and governed by the laws of said State without reference to its conflict or choice of laws principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law, which shall apply to this Agreement). The parties hereby irrevocably and unconditionally submit to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court.  Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to above.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. EACH PARTY WAIVES HIS, HER OR ITS RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT.

15. Severability.  It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under applicable law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

16. Headings.  Descriptive headings are for convenience only and shall not control or affect in any way the meaning or construction of any provision of this Agreement.

17. No Waiver.  No term or condition of this Agreement shall be deemed to have been waived, except by a statement in writing signed by the party against whom enforcement of the waiver is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

18. Notice.  All notices, requests and demands to or upon the respective parties to be effective shall be in writing (including by .pdf), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made (a) when delivered by hand, (b) when delivered by electronic mail, or (c) the second Business Day following the day on which the same has been delivered prepaid to a reputable national express air courier service, at the respective addresses set forth on Schedule A.

19. Counterparts; Facsimiles.  This Agreement may be executed in two or more counterparts, or by facsimile, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

20. Recovery of Litigation Costs.  If any legal action or any arbitration or proceeding is brought for the enforcement of this Agreement, or because of alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the substantially prevailing party shall be entitled to recover from the other party all reasonable attorney’s fees and witness fees or other costs incurred in that action or proceeding, in addition to any relief to which it may be entitled.

[Remainder of Page Left Blank Intentionally; Signature Pages Follow Immediately.]

IN WITNESS WHEREOF, the parties hereto have executed this Sharing and Consent Agreement on the day and year first above written.

January 7, 2019	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

January 7, 2019	THOMAS M. CLAY

	By	/s/ Thomas M. Clay
Thomas M. Clay, individually

January 7, 2019	LAVINIA D. CLAY

	By	Lavinia D. Clay
Lavinia D. Clay, individually

January 7, 2019	CASSIUS M.C. CLAY

	By	/s/ Cassius M.C. Clay
Cassius M.C. Clay, individually

January 7, 2019	LANDON H. CLAY

	By	/s/ Landon H. Clay
Landon H. Clay, individually

January 7, 2019	RICHARD T. CLAY

	By	/s/ Richard T. Clay
Richard T. Clay, individually

January 7, 2019	JONATHAN CLAY

	By	/s/ Jonathan Clay
Jonathan Clay, individually

January 7, 2019	JAMES CLAY

	By	/s/ James Clay
James Clay, individually

January 7, 2019	MONADNOCK CHARITABLE ANNUITY LEAD TRUST DATED MAY 31, 1996

	By	/s/ Brian James
Brian James, Trustee

January 7, 2019	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By	/s/ Brian James
Brian James, Trustee

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

January 7, 2019	CLAY FAMILY 2009 IRREVOCABLE TRUST U/A DATED APRIL 14, 2009

	By	/s/ Brian James
Brian James, Trustee

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

January 7, 2019	ARCTIC COAST PETROLEUMS LTD.

	By	/s/ Jonathan Clay
Jonathan Clay, President

January 7, 2019	EHT, LLC

	By	/s/ Jonathan Clay
Jonathan Clay, Manager

January 7, 2019	933 MILLEDGE, LLC

	By	/s/ Jonathan Clay
Jonathan Clay, Manager

Schedule A

Member	Proportionate Share	Address

Estate of Landon Thomas Clay	55.61%	c/o East Hill Management Company, LLC
		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Thomas M. Clay	3.54%	c/o East Hill Management Company, LLC
		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Lavinia D. Clay	6.49%	c/o East Hill Management Company, LLC
		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Cassius M. C. Clay	0.75%	c/o East Hill Management Company, LLC
		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Landon H. Clay	2.90%	c/o East Hill Management Company, LLC
		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Richard T. Clay	2.08%	c/o East Hill Management Company, LLC
		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Jonathan Clay	1.53%	11 Via Vizcaya
		Palm Beech, FL 33480
		United States of America

James Clay	0.06%	29 Ridgecroft Road
		Bronxville, NY 10708
		United States of America

Monadnock Charitable Annuity Lead Trust	3.60%	c/o East Hill Management Company, LLC
dated May 31, 1996		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Landon T. Clay 2009 Irrevocable Trust u/a	5.50%	c/o East Hill Management Company, LLC
dated March 6, 2009		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Clay Family 2009 Irrevocable Trust u/a dated	1.41%	c/o East Hill Management Company, LLC

April 14, 2009		70 Main Street, Suite 300
		Peterborough, NH 03458
		United States of America

Arctic Coast Petroleums Ltd.	0.41%	#610, 400 5th Avenue S.W.
		Calgary, Alberta
		Canada

EHT, LLC	16.07%	11 Via Vizcaya
		Palm Beech, FL 33480
		United States of America

933 Milledge, LLC	0.03%	11 Via Vizcaya
		Palm Beech, FL 33480
		United States of America

Exhibit 7

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

/s/ Lavinia D. Clay
Name: Lavinia D. Clay

Exhibit 8

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

/s/ Cassius M. C. Clay
Name: Cassius M. C. Clay

Exhibit 9

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

/s/ Landon H. Clay
Name: Landon H. Clay

Exhibit 10

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

/s/ Richard T. Clay
Name: Richard T. Clay

Exhibit 11

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

/s/ Jonathan Clay
Name: Jonathan Clay

Exhibit 12

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

/s/ James Clay
Name: James Clay

Exhibit 13

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

Estate of Landon Thomas Clay

/s/ Thomas M. Clay
By:	Thomas M. Clay
Title:	Executor

Exhibit 14

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

Monadnock Charitable Annuity Lead Trust
dated May 31, 1996

/s/ Brian James
By:	Brian James, Trustee
Title:	Trustee

Exhibit 15

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

Landon T. Clay 2009 Irrevocable Trust U/A
dated March 6, 2009

/s/ Brian James
By:	Brian James
Title:	Trustee

/s/ Thomas M. Clay
By:	Thomas M. Clay
Title:	Trustee

Exhibit 16

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

Clay Family 2009 Irrevocable Trust U/A
dated April 14, 2009

/s/ Brian James
By:	Brian James
Title:	Trustee

/s/ Thomas M. Clay
By:	Thomas M. Clay
Title:	Trustee

Exhibit 17

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

Arctic Coast Petroleums Ltd.

/s/ Jonathan Clay
By:	Jonathan Clay
Title:	President

Exhibit 18

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

EHT, LLC

/s/ Jonathan Clay
By:	Jonathan Clay
Title:	Manager

Exhibit 19

Power of Attorney

The undersigned constitutes and appoints Thomas M. Clay his, her or its true and lawful attorney-in-fact and agent with full power of substitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all Section 16 reports, Schedule 13Ds, proxy statements and other filings and amendments thereto relating to securities of Golden Queen Mining Co. Ltd., and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and Canadian authorities, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Date: January 7, 2019

933 Milledge, LLC

/s/ Jonathan Clay
By:	Jonathan Clay
Title:	Manager